UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13 )*

Borders Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
099709107
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with copies to:

Andrew G Dietderich, Esq.
Alan J. Sinsheimer, Esq.
Sullivan & Cromwell LLP
125 Broad Street, New York, New York 10004
212-558-4000
December 3, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	099709107

1	NAMES OF REPORTING PERSONS Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		— 0 —

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,542,216

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		— 0 —

WITH	10	SHARED DISPOSITIVE POWER

36,542,216

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,542,216

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.3%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
1 This calculation is rounded down to the nearest tenth and is based on 97,881,032 shares of common stock of Borders Group, Inc. This figure is based on 71,936,796 shares of Common Stock outstanding as of August 27, 2010 as reported in its quarterly report on Form 10-Q for the quarterly period ended July 31, 2010 and warrants covering 25,944,236 shares of Common Stock.

CUSIP No.	099709107

1	NAMES OF REPORTING PERSONS PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		— 0 —

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,542,216

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		— 0 —

WITH	10	SHARED DISPOSITIVE POWER

36,542,216

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,542,216

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.3%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
2 This calculation is rounded down to the nearest tenth and is based on 97,881,032 shares of common stock of Borders Group, Inc. This figure is based on 71,936,796 shares of Common Stock outstanding as of August 27, 2010 as reported in its quarterly report on Form 10-Q for the quarterly period ended July 31, 2010 and warrants covering 25,944,236 shares of Common Stock.

CUSIP No.	099709107

1	NAMES OF REPORTING PERSONS Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		— 0 —

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		26,023,769

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		— 0 —

WITH	10	SHARED DISPOSITIVE POWER

26,023,769

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,023,769

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26.6%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
3 This calculation is rounded up to the nearest tenth and is based on 97,881,032 shares of common stock of Borders Group, Inc. This figure is based on 71,936,796 shares of Common Stock outstanding as of August 27, 2010 as reported in its quarterly report on Form 10-Q for the quarterly period ended July 31, 2010 and warrants covering 25,944,236 shares of Common Stock.

CUSIP No.	099709107

1	NAMES OF REPORTING PERSONS William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		— 0 —

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,542,216

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		— 0 —

WITH	10	SHARED DISPOSITIVE POWER

36,542,216

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,542,216

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.3%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
4 This calculation is rounded down to the nearest tenth and is based on 97,881,032 shares of common stock of Borders Group, Inc. This figure is based on 71,936,796 shares of Common Stock outstanding as of August 27, 2010 as reported in its quarterly report on Form 10-Q for the quarterly period ended July 31, 2010 and warrants covering 25,944,236 shares of Common Stock.

CUSIP No.	099709107

1	NAMES OF REPORTING PERSONS BGP Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		— 0 —

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,527,715

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		— 0 —

WITH	10	SHARED DISPOSITIVE POWER

15,527,715

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,527,715

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.8%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
4 This calculation is rounded up to the nearest tenth and is based on 87,464,511 shares of common stock of Borders Group, Inc. This figure is based on 71,936,796 shares of Common Stock outstanding as of August 27, 2010 as reported in its quarterly report on Form 10-Q for the quarterly period ended July 31, 2010 and warrants covering 15,527,715 shares of Common Stock.

This Amendment No. 13 (this “Amendment No. 13”) amends and supplements the statement on Schedule 13D, as amended to date (the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), (iv) William A. Ackman, a citizen of the United States of America and (v) BGP Holdings Corp., a Delaware corporation (collectively, the “Reporting Persons”), relating to the common stock (the “Common Stock”) of Borders Group, Inc., a Michigan corporation (the “Issuer”). Unless otherwise defined herein, capitalized terms used herein shall have such defined meanings as previously used in the Schedule 13D filed by the Reporting Persons.
As of December 6, 2010, as reflected in this Amendment No. 13, the Reporting Persons are reporting beneficial ownership on an aggregate basis of 36,542,216 shares of Common Stock (approximately 37.3% of the outstanding shares). This includes warrants (the “Warrants”) covering 25,944,236 shares of Common Stock, which represents 9,550,000 Warrants received on April 9, 2008 and 5,150,000 Warrants received on October 1, 2008, 2,701,837 Warrants received on May 21, 2010 and 8,542,399 Warrants received on September 30, 2010 (each as previously disclosed). The Reporting Persons own cash settled, total return equity swaps covering 4,376,163 notional shares of Common Stock (as previously disclosed). The notional shares that underlie such swaps are not included in the totals set forth in the charts earlier in the Schedule 13D. The aggregate economic exposure of the Reporting Persons to shares of Common Stock, including the aggregate shares of Common Stock beneficially owned by the Reporting Persons plus the aggregate notional shares underlying such swaps, represents approximately 41.8% of the sum of the outstanding shares of Common Stock and the shares of Common Stock underlying such Warrants.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

The Reporting Persons have informed the Issuer that they would be prepared to finance, on mutually acceptable terms, an offer by the Issuer to purchase all of the equity securities of Barnes & Noble, Inc. (“BKS”) in an all-cash transaction valued at $16 per share. In the alternative, the Reporting Persons have informed the Issuer that they would be prepared to finance, on mutually acceptable terms, an offer for mixed stock and cash consideration, to the extent BKS stockholders prefer to share in the substantial synergies of the business combination and receive equity in the combined company.

No assurance can be given that the Reporting Persons will reach an agreement with the Issuer on the terms of a financing. Furthermore, the terms of the transaction the Reporting Persons are prepared to finance may change. The Reporting Persons reserve the right to terminate discussions with the Issuer at any time for any or no reason.

Item 5. Interest in Securities of the Issuer
Items 5(a) and (b) are hereby amended and restated in their entirety, as follows: (a), (b) Based upon quarterly report on Form 10-Q for the quarterly period ended July 31, 2010, there were 71,936,796 shares of Common Stock outstanding (as of August 27, 2010), and together with the Warrants covering 25,944,236 shares of Common Stock, there were 97,881,032 shares of Common Stock outstanding. Based on the foregoing, the shares (the “Subject Shares”) of Common Stock beneficially owned by the Reporting Persons represented approximately 37.3% of the shares of the Common Stock issued and outstanding as of the date hereof. The Reporting Persons own cash settled total return equity swaps covering 4,376,163 notional shares of Common Stock. The notional shares that underlie such swaps are not included in the totals set forth herein. The aggregate economic exposure of the Reporting Persons to shares of Common Stock, including the aggregate shares of Common Stock beneficially owned by the Reporting Persons plus the aggregate notional shares underlying such swaps, represents approximately 41.8% of the sum of the outstanding shares of Common Stock and the shares of Common Stock underlying the Warrants. Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) the Subject Shares. As the general partner of PSI and PSII (each of which has ownership interests in BGP Holdings Corp.), Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 26,023,769 shares of Common Stock (including the 25,944,236 shares of Common Stock underlying the Warrants) beneficially owned by PSI and PSII. BGP Holdings Corp. has the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the 15,527,715 shares of Common Stock underlying the 15,527,715 Warrants it beneficially owns. By virtue of William A. Ackman’s position as managing member of each of PS Management and Pershing Square GP, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: December 6, 2010	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.
PS Management GP, LLC,
	By:	its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

BGP HOLDINGS CORP.
By:	/s/ William A. Ackman
William A. Ackman
Authorized Representative